UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41734

Aurelion Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Exhibit 99.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953) and related prospectus, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Press Release – Aurelion Reports First Quarter 2026 Results, dated March 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: March 5, 2026	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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